Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Housa, LLC (hereafter, "Housa" or the "Company")
325 N. Saint Paul Street Suite 3100
Dallas, TX 75201
Housa.io

Up to $1,000,000.00 in Common Units and House Tokens
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Housa, LLC (hereafter, "Housa" or the "Company")
Address: 325 N. Saint Paul Street Suite 3100, Dallas, TX 75201
State of Incorporation: TX
Date Incorporated: July 20, 2018

Terms:

Common Units and House Tokens

Type of Security Offered: Common Units, deliverable to the purchaser in the form of tokens ("Housa Token") Each Housa Token equals one (1) unit of the Company's Common Units.

Purchase Price of Security Offered: $0.10 per Housa Tokens

Size of Offering:

A maximum of 10,000,000* Common Units, deliverable as Housa Tokens for an maximum aggregate purchase price of $1,000,000

Subject to adjustment for bonus shares. See 10% Bonus below

A minimum of 100,000 Common Units, deliverable as Housa Tokens for an a minimum aggregate purchase price of $10,000

Minimum Investment Amount (per investor): $350.00

Perks*

The Offering includes one (1) "House token" for every $0.10 invested. House tokens are the primary medium for exchange and basis for smart contracts on the Housa real estate platform.

In addition, the following House token bonuses will apply to investments:

- **Invest $1,000-$4,999:** You will receive a bonus of 5 House tokens per $0.10 invested.
- **Invest $5,000 - $9,999:** You will receive a bonus of 10 House tokens per $0.10 invested.
- **Invest $10,000+:** You will receive a bonus of 15 House tokens per $0.10 invested; and you are granted first right of refusal to sell House tokens to allow access to platform services (i.e industry professionals wanting to advertising on the platform, must purchase House tokens from token holders).

Additional House token bonus to early investors, including any volume bonus noted above:

- Invest within the first seven (7) days of the Offering = 10% additional House

token bonus
- Invest within the first fourteen (14) days of the Offering = 6% additional House token bonus
- Invest within the first twenty one (21) days of the Offering = 3% additional House token bonus

After the first three (3) weeks (21 days), no "Additional House token bonus" will be applied. The volume-based perks will still apply throughout the entire Offering.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

HOUSA Tokens (representing Common Units)

Description: Each Housa Token will represent a single Common Unit of the Company, with rights and preferences as designated in the Company operating agreement and summarized in the Offering Document.

- **Blockchain:** Ethereum
- **Exchanges:** Housa Tokens are intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** None, except as required by law
- **Restrictions on Transfer:** 1 year from date of purchase
- **Distribution Rights to Members:** Yes, as designated in the Company operating agreement
- **Redemption Rights:** None
- **Other:**
  - **Right of First Refusal:** If a Member desires to sell, transfer or otherwise dispose of all or any part of their interest in the Company, such Member (the "Selling Member") shall first offer to sell and convey such interest to the other Members of the Company before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity. Such offer shall be in writing, shall be given to every other Member, and shall set forth the interest to be sold, the purchase price to be paid, the date on which the closing is to take place (which date shall be not less than thirty (30) days nor more than sixty (60) days after the delivery of the offer), the location at which the closing is to take place, and all other material terms and conditions of the sale, transfer or other disposition.

Please see Offering Document for a complete set of rights and preferences.

<u>House tokens</u>

Description: The House token that investors will receive as a perk will be the Ethereum ERC-20 House token. House tokens are key to our smart contract and incentive strategy. We are rewarding all users of the Housa real estate platform and will incentivize all participants in the home searching, buying, and selling process. These, and other actions, are opportunities to earn House tokens as rewards that will be tradable and utilized on the Housa real estate platform as a form of payment for services as these features are developed. Advertisers, including but not limited to brands, real estate brokers, agents, lenders, inspectors, and title companies, will be able to purchase House tokens in order to gain access to advertising, sponsorship, and content services on the Housa real estate platform. Our research and development efforts have identified Ethereum as our initial blockchain platform and we may migrate to another blockchain platform to effectively serve the needs of our platform and user community as needed.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Possible; if scaling or limitations require
- **Expected Network Launch date:** Q4 2019
- **Total amount of House tokens authorized for creation:** 500,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 0
    - **Will they be listed on Exchanges:** Our intent is to list the House tokens on popular centralized and/or decentralized exchanges.
    - **if so, which:** Acceptance on exchanges may vary, however, we intend to be listed on exchanges such as Binance, Bittrex, IDEX, OpenLedger, or similar.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from purchase
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger-based business model nor a blockchain-based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Housa Tokens and the House tokens, since they will trade independently.

No Sales in New York: Because the House tokens being included as perks may be viewed as "virtual currencies" under the laws of the State of New York, we are not offering the securities to investors in New York. No Investor who (i) resides, (ii) is located, (iii) has a place of business, or is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

<u>The 10% Bonus for StartEngine Shareholders</u>

Housa, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 1,000 Common Units at $0.10 / unit, you will receive 1,100 Common Units, meaning you'll own 1,100 shares for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Housa is a blockchain enabled real estate platform that incentivizes all participants in the buying and selling of a home. Housa is a suite of tools that improves the real estate buying and selling process for buyers, sellers, and real estate professionals. Housa allows homeowners to sell their home and set their own terms, then allows agents to compete for the opportunity to sell their home through our seller marketplace. Housa pays agents, buyers, and sellers to list, search, and transact on our platform with a long-term goal of peer to peer property transfer. Our platform works to reduce and offset the fees related to completing real estate transactions.

Competitors and Industry

Real estate agents are not the problem; process, fees and homeowners giving away more than $90B in commissions...are. According to www.census.gov, Over 6,000,000 homes were sold in 2017 with an average price of $250,000 in the United States. With the average commission being paid to real estate service providers at 6%, homeowners pay out well over $90B in commissions and fees. Sites like Zillow, Realtor.com, Trulia are great search platforms, however, they do not provide users with any incentive for using the platform. Instead they focus on monetizing the experience to benefit their organization, and not the community. According to www.nar.realtor, Today there are well over 1 Million real estate professionals and even more service providers facilitating millions of transactions. With so many transactions and people involved, there is great opportunity for redundancy, misinformation, fraud, security breaches and various other issues that are common to real estate. Housa is building a new way to protect our investments, streamline the home buying process, pay users instead of advertisers, and forever control all of your real estate data on an decentralized blockchain.

Current Stage and Roadmap

Housa currently has teams focused of various aspects of the platform and services. Our engineering and blockchain developers are currently researching and solving different technology integrations to identify the most efficient and cost effective blockchains (Ethereum, EOS, etc.) to allow us to drive costs down. Our UX design and front end engineers are working on seamlessly integrating the blockchain interfaces into a more friendly consumer experience. Our team has been working on our online real estate search capabilities and we have successfully built out the ability to ingest MLS data into our databases and into the UI of the application. We currently have a working desktop, mobile, and android prototype with live property data, search, mortgage calculators, integration with Coinbase APIs, and account creation functionality using OAuth 2.0, the industry standard protocol for authorization. Our blockchain integrations have been progressing very well as the team has setup up the servers that sync local data with test nodes, verified transactions and certificate validation from Ethereum sites, as well as built out backend environments to create and verify smart contracts. Our team has successfully executed a key aspect of our decentralized storage strategy with the implementation of IPFS. This protocol and network helps us move closer towards peer-to-peer storage and sharing large amounts of data with transaction verification via blockchain. Current progress is hosted at dev.housa.io The remainder of 2018 will be focused on refining the online home search platform, MVP of our seller marketplace, and communication tools. We are pushing towards private beta release early Q1 2019 in order to gain insights and research from our targeted user community made up of both brokers, agents, and homeowners. Q4, 2018 • Finalize blockchain integrations and R&D • Build out home listing recommendation engine • Build out home owner profit calculation tools • Build out chat and messaging communication tools • Build out v1.0 Seller Marketplace • Build out v1.0 Online Home Search • Develop Smart Contracts for agent referral fee Q1, 2019 • Private beta release of v1.0 Seller Marketplace and Online Home Search • Build out and grow our MLS broker network in key markets across U.S. ⊠ Q2, 2019 • Development and integration of Rewards Engine. Data algorithms to be utilized for token allocation and cash back rewards for platform usage. Q3, 2019 • Integrated Advertising across consumer facing product to unlock advertising access for industry professionals. Q4, 2019 • Refine product prep for Q1 2020 launch

The Team

Managers

Name: Corwin Stone

Corwin Stone's current primary role is with Active Network. Corwin Stone currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Managing Partner

- **Position:** Chief Product Officer
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Manage and oversee product design and development

- **Position:** Manager
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Management duties including key decisions and oversight of the LLC's transactions, setting guidelines for running the business and hiring employees.

Other business experience in the past three years:

- **Employer:** Active Network
  Title: Sr. Global Creative Director
  Dates of Service: April 21, 2014 - Present
  Responsibilities: Lead the UX, brand, and marketing design across the organization. Responsible for product design across mobile, social, marketing, email, and video. We are focused on consumer-facing experiences that power more than 100 million transactions for 35,000 customers, across all platforms.

Name: Jason Walker

Jason Walker's current primary role is with Capital Realty Group. Jason Walker currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Managing Partner

- **Position:** Chief Business Development Officer
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Broad and comprehensive knowledge of all matters related to the business of the organization with an eye towards identifying new sales prospects and driving business growth and requirements for product development that will be coordinated with R&D functions

- **Position:** Manager
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Management duties including key decisions and oversight of the LLC's transactions, setting guidelines for running the business and hiring employees.

Other business experience in the past three years:

- **Employer:** Capital Realty Group
  Title: Senior Investment Consultant, Real Estate Broker
  Dates of Service: March 01, 2003 - Present
  Responsibilities: A diverse background in commercial real estate, with over 10 years experience in investment sales and commercial leasing. As an investment property owner, Jason integrates first-hand knowledge of operating expenses and other elements of ownership to further strengthen my investment advisory service.

Name: Kirpal Singh

Kirpal Singh's current primary role is with Pitch & Publish. Kirpal Singh currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Managing Partner

- **Position:** Chief Technology Officer
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Lead the technology or engineering department and is responsible for making sure the company continues to have the best technology solution for the platform, customers, and business.

- **Position:** Manager
  Dates of Service: July 24, 2018 - Present
  Responsibilities: Management duties including key decisions and oversight of the LLC's transactions, setting guidelines for running the business and hiring employees.

Other business experience in the past three years:

- **Employer:** Pitch & Publish
  Title: CEO

Dates of Service: August 01, 2013 - Present

Responsibilities: Kirpal oversees web & mobile application development at this digital marketing agency specializing in design and development of websites, apps and digital marketing. His expertise spans full stack web & mobile development, API integration services, marketing platforms, SaaS platforms, integrated communications.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Housa Tokens or House tokens (hereinafter, the "Security Tokens") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Security Tokens purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the real estate/blockchain/software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Security Token in the amount of up to $1,000,000 in this offering, and may close on any investments exceeding $10,000 in the aggregate (the minimum target amount to be raised in the offering). Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational Housa App of Housa Platform Services or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Housa App and Platform Services. Delays or cost overruns in the development of our app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in development, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Security Token that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other real estate/blockchain/software development companies. Our business growth depends on the market interest in the Company over other real estate/blockchain/software development companies.

We are an early stage company and have not yet generated any profits

Housa was formed on 7/24/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will not pay dividends on any security. Housa has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues.

We are an early stage company and have limited revenue and operating history

The Company has a short history, no customers, and no revenue. If you are investing in this company, it's because you think that Housa's Real Estate Blockchain Platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can incentivize and acquire enough users and demand so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the SEC (Security and Exchange Commission), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the development and operating of our incentive strategy and platform services may be subject to change and if they do then the development and operating of our incentive strategy and platform services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including development, accounting, legal work, public relations, advertising, and real estate services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data from our platform and the issuer companies that utilize our platform. Further, any significant disruption in service on Housa or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Housa, could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Blockchain and cryptocurrency

As the blockchain and cryptocurrency space evolves and regulations are continually being defined, Housa can make no guarantees of the future of the technology and regulation therein. Therefore any investment comes with risks inherent to this emerge technology field.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Member. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Member and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Corwin Stone	33,333,334	Common units	33.3
Jason Walker	33,333,333	Common units	33.3
Kirpal Singh	33,333,333	Common units	33.3

The Company's Securities

The Company has authorized other stock.

Common Units

The amount of securities outstanding is 100,000,000.

Material Rights

The Company's membership interest is represented by 110,700,000 Common Units which 100,000,000 Common Units are issued and outstanding as of the date of this Offering Statement filing. 10,070,000 Common Units are available for purchase in tokenthe form (designated as "of Housa Tokens") pursuant to this offering.

Housa Tokens

Description: Each Housa token represents a single Common Unit of the Company, with rights and preferences as designated in the Company' operating agreement and summarized in the Offering Document.

- **Blockchain:** Ethereum
- **Exchanges:** Housa Tokens are intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** None, except as required by law
- **Restrictions on Transfer:** 1 year from date of purchase
- **Distribution Rights to Members:** Yes, as designated in the company operating agreement
- **Redemption Rights:** None
- **Other:**
  - **Right of First Refusal:** If a Member desires to sell, transfer or otherwise dispose of all or any part of their interest in the Company, such Member (the "Selling Member") shall first offer to sell and convey such interest to

the other Members of the Company before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity. Such offer shall be in writing, shall be given to every other. Member, and shall set forth the interest to be sold, the purchase price to be paid, the date on which the closing is to take place (which date shall be not less than thirty (30) days nor more than sixty (60) days after the delivery of the offer), the location at which the closing is to take place, and all other material terms and conditions of the sale, transfer or other disposition.

- **Schedule K-1:** The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive ownership interest in book-entry form.

Please see Offering Document for a complete set of rights and preferences.

What it means to be a minority holder

As a minority holder of Common Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional membership interest or security tokens. In other words, when the company issues more shares or security tokens, the percentage of the company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in membership interest or security tokens outstanding could result from a membership interest or token offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising equity incentives, liquidating security tokens, or by conversion of certain instruments (e.g. convertible bonds or warrants) into membership interest.

If the company decides to issue more membership interest or security tokens, an investor could experience value dilution, with such investor's membership interest or security token being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per membership interest or security token (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Units
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 100,000,000
  Use of proceeds: Founder Ownership.
  Date: July 24, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
With a successful maximum raise, Housa can operate the business for 12 months

without revenue generation. This will provide the organization with resources to adequately staff not only our development teams but our sales, marketing, and administrative roles as well. A key driver for the success of Housa will be the successful marketing of the platform and it's benefits, with that being a priority, we expect to debut the platform and brand with a strong traditional and social media marketing rollout.

Foreseeable major expenses based on projections:
Housa is a true platform service and there are a series of integrated products to build out, refine, promote, and iterate on in order to bring the solution to the market. As with any technology solution, our design and development efforts will be the largest expense early on. Making certain we have the resources to build and test our platform and service model, will be critical before launch. The remainder of 2018 will be focused on refining the online home search platform, MVP of our seller marketplace, and communication tools. We are pushing towards private beta release early Q1 2019 in order to gain insights and research from our targeted user community made up of both brokers, agents, and homeowners. At launch we will move into a significant advertising, brand, and marketing campaign. We intend on leveraging programmatic advertising to give us a strong targeting ability and more above the line advertising outlets for broad reach. Helping to educate home owners and change the tight stronghold the real estate industry has on the process for selling homes, will be a time intensive effort, so we are planning for a measured and consistent messaging strategy that gives home owners all of their options on how to maximize their profits when selling their home. We also are working to help agents convert these lower commission sales opportunities into a lead generation source to help them grow their business. To achieve this goal, we will produce training content to support their efforts and give them insights from top producers and industry professionals. This will be Housa University, our online content library that aligns Housa with the broker and agent community as a partner to help them be more competitive in their day to day operations.

Future operational challenges:
As with any business, identifying and hiring the best resources will be paramount. As we are part of the real estate community, maintaining compliance across the various states, counties, and cities will be critical, however we have begun developing a broker network to not only help us access the various markets, but to also be an authority in that region. On the technology side, we tackled the most complex innovations and integrations first. Specifically the blockchain protocols. To our delight, the integrations have been going very well as we have been developing with Ethereum, EOS, IPFS and Coinbase. Additionally we have been building out our integrations with the Multi Listing Service (MLS) to pull home listing information, and that has been very successful as well.

Future challenges related to capital resources:
We see tremendous potential and have outlined four revenue streams for Housa, so in that respect we are confident that once we have the platform up and running, we will be able to begin to recognize revenue and grow the business. We do know that that is

always easier said than done, so we know the cross over from cash reserves to the business sustaining itself is will be crucial. Headcount and providing a work opportunity to maintain the top talent needed to maintain a platform solution such as ours will also be a concern. Having worked in technology for many years, we know the true cost of running SaaS, mobile, and web applications, it is far from build and they will come. Having sufficient support staff to help customers through difficulties, 24/7 development resources to respond to and resolve critical system issues, and staff to support our users will be required from day one.

Future milestones and events:
As we will be operating in the US real estate marketplace and will most likely receive our share of competition, standing up a strong legal team to help keep Housa in the winning position will be key. We will be seeking to protect our IP where applicable and file for patents as soon as possible. As for milestones, we have a roadmap through Q1 2020 that will allow us to rollout the product to beta and live production with an aggressive, yet feasible timetable. The remainder of 2018 will see our development teams complete almost 80% of our MVP and prototype efforts. Q1 and Q2 of 2019 will see our private beta and broker outreach efforts ramp up, while we continue to lay the foundation for our advertising and services modules to come online. And while we do have a traditional business model that will drive revenue, we are excited about the potential of the retail investor joining the journey and engaging with the crypto community to help engage a new generation of home buyer and seller. One of the goals of Housa is to be among the first to market companies with relevant consumer facing blockchain solutions that solve real business and customer challenges. We believe we are ahead of the curve and will gain credibility and a solid footing as this new technology emerges and becomes more understood. The investor community, the SEC, and the large tech giants are laying a solid foundation for this new era of the internet to be ushered in. As a company, we are continually developing with these new tools for the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
$0

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Critical

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Yes

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
3 months. Minimum fees will go towards SEC compliance and legal fees.

How long will you be able to operate the company if you raise your maximum funding goal?
12 months. This will allow us to continue with our 2019 roadmap.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Yes. We plan to pursue our additional crowd-based fundraising. Our current estimate is at $35,000,000 to fully execute and deliver on the multi phased roadmap to bring our full platform to market, advertising and marketing execution, and to fully staff our organization for 5 years.

Indebtedness

- **Creditor:** Kirpal Singh
  Amount Owed: $9,000.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 2021

Related Party Transactions

- **Name of Entity:** Kirpal Singh
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Reference is made to the loan in the principal amount of $9,000 identified above.
  Material Terms: $9,000 principal, 5% simple interest, matures 01/01/2021

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details: In the U.S. it is estimated that there are 6M homes sold, 2M real estate agents, and more than 500K mortgage professionals. Assuming all aspects of the business are successful, Housa estimates $83M in revenue in a fully mature year of activity. Housa's business strategy assumes only 0.5% market penetration and 10% CAGR across four lines of business. Advertising - As the platform and user growth matures, Housa will charge real estate agents and service providers to promote relevant services to users community across our network. We are simplifying the cost of advertising from the traditional CPM model to a flat fee per impression. Assuming 9,183 agents and mortgage professionals accessing the platform from markets across the nation, in a full mature year we estimate $51.7M in revenue from an estimated 4,700 impressions at $0.10 pr. impression. Agent Referral - It is industry practice to provide a 25% referral fee to an agent that provides a deal to another agent. Housa's marketplace will become a referral source that connects home sellers with agents who agree to the sellers terms. In exchange for the opportunity and at close of transaction, the agent will compensate Housa with a discounted referral fee for our contribution to their sale. With an estimated 2,000 agents selling homes through the Housa Marketplace in a full mature year, we estimate $29.1M in revenue with a 15% referral fee on avg. 3% commission. Subscriptions - For agents to gain access to the Housa Marketplace where home owners list their "ready to sell homes" with pricing and commission structures pre-defined, agents will pay a monthly subscription fee of $19.99. With an estimate of 3,500 agents accessing the service we estimate $923K in revenue in a full mature year. Housa University - Housa will offer a content library that helps to educate agents on how to maximize their business through the Housa University. Access to this content and other training events, agents will pay $19.99 per month. With an estimate of 6,673 agents subscribing, we estimate $1.7M in revenue annually.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *R&D, development costs*
  94.0%
  The proceeds will go towards development costs to continue to build out the platform functionality

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  30.0%
  To promote and grow the community and the platform, we will engage in a traditional and social media marketing campaign. To educate our user community and agents of the benefits of the platform we will deploy a content strategy with an emphasis on webinars, whitepapers, and video walkthroughs.

- *Research & Development*
  49.0%
  Design and development costs will be essential to the success of the platform. Growing the team of database engineers, app developers, blockchain engineers,

and user experience designers will be among some of the team needed to continue to grow the platform. Additionally we will need to hire QA and support team members to manage and support the platform for clean code releases and customer support efforts.

- *Operations*
  15.0%
  A portion of proceeds will go to operations of the business including but not limited to legal, HR, benefits, compliance, overhead, and travel.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Housa.io (housa.io/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/housa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Housa, LLC (hereafter, "Housa" or the "Company")

[See attached]

HOUSA, LLC

Reviewed Financial Statements For The Period of Inception to September 30, 2018

October 8, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Housa, LLC
Dallas, TX

We have reviewed the accompanying financial statements of Housa, LLC (a limited liability company), which comprise the balance sheet as of September 30, 2018, and the related statements of income and retained earnings and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 8, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

HOUSA, LLC
BALANCE SHEET
SEPTEMBER 30, 2018
_____

ASSETS

Other Assets

Intellectual Property	$	3,400
TOTAL CURRENT ASSETS		3,400
TOTAL ASSETS		3,400

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Due to Related Party	9,341
TOTAL CURRENT LIABILITIES	9,341
TOTAL LIABILITIES	9,341

MEMBERS' EQUITY

Contributed Capital		-
Retained Earnings (Deficit)		(5,941)
TOTAL MEMBERS' EQUITY		(5,941)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,400

HOUSA, LLC

INCOME STATEMENT

FOR THE PERIOD OF INCEPTION THROUGH SEPTEMBER 30, 2018

Operating Expense		
Selling & Marketing	$	5,000
Legal & Professional		744
General & Adminstrative		34
Rent		163
		5,941
Net Income	$	(5,941)

HOUSA, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH SEPTEMBER 30, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(5,941)
Change in Amount Due to Related Party		9,341
Net Cash Flows From Operating Activities		3,400
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		3,400
Cash at End of Period	$	3,400

HOUSA, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH SEPTEMBER 30, 2018
_____

Beginning Balance	-
Net Income	(5,941)
Ending Balance	$ (5,941)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Housa, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is a technology company that intends to leverage blockchain technology to reduce brokerage fees in the Real Estate Industry.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss during the period ended September 30, 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will conduct an equity crowdfund offering during 2018. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Intellectual Property

Intellectual Property comprises of amounts paid to third parties for the development of the Company's digital platform that will be used for principle operations.

Due to Related Party

Due to Related Party comprises of expenses paid with owners' personal credit cards.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the period ended September 30, 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's initial tax filing will be due in early 2019.

The Company is subject to franchise tax filing requirements in the State of Texas. The Company's initial franchise tax filing in the State of Texas will be due in early 2019.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 8, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine | What's New | Discover Investments | Raise Capital | Sign In

This offering is not live or open to the public at this moment.

Sell your home with us, keep 80% more profits
$29,375
$250,000
$5,625
$215,000

Housa

Blockchain-Enabled Real Estate Platform

Small OPO, Real Estate
Accepting International Investment

0
Investors

$0.00
Raised of $10K - $1M goal

Overview | Team | Terms | Updates | Comments | Share

Housa, where agents compete to sell your home...**on your terms.**

Housa is a blockchain enabled real estate platform that gives home sellers complete control over the terms in which their home is sold. Housa provides unique recommendation tools to enable a more equitable market by providing a platform for agents and brokers to compete for homes "ready to sell", and incentivizes all users with cash-back rewards.

1
You set price and commission fee
Enter your address
732 Caspian Way Grand Prairie, Tx 75052
Estimated cash at close



Enter fee details

Prize
$250,000

2.25%
Commission

$29,375

You will earn **$9,375** more with Housa

Submit it for bids

Create listing



2

Our network of agents will review, bid, and compete to sell your home...but **you make the final choice.**

3

Select the agent, agree to terms. Done.

Finally, a marketplace that allows you to set your terms, agents compete for your home listing, and you maintain control of the entire process.

Sound good? We think so.

 **Valerie Alhmady**
Century 21 ★★★★☆

 **$29,375**

Agree to terms

Images are prototype screens. App is still currently under development.

Real estate in America is broken for everyone. Housa is fixing it by giving homeowners more control and agents more options.

The current home selling process is convoluted and needlessly expensive. We know, because we've been there. Everyone at Housa is a homeowner. Many of us are directly involved in the real estate industry as investors, agents, or brokers. We can tell you conclusively that the industry, as it currently exists, has **room for improvement.**

Source



Homeowners pay more than $90B in commissions

- Homeowners **pay** large fees **to sell**
- Transactions are difficult and time consuming
- High probability for human error
- Leads are expensive
- Avg. agent sells less than 1 house pr/mo

| $1.8 trillion | 6 million | 2 million | ~ 500,000 |

Source 1, Source 2, Source 3, Source 4, Source 5, Source 6

If you're **selling a house**, you're forced to give up big portions of your equity through high commissions.

These fees are never in your favor, whether you're working with a big agency or an independent.

If you're **buying a home**, commissions drive up the prices even further in an already inflated market.

For homeowners to receive the cash needed at the close of the sale, prices are typically increased to cover the cost of the agent fees.

Agents don't fare much better. Leads are expensive, inexact, and someone always takes a piece.

There's no control in the industry for any of the primary operators. **Our seller marketplace will change that.**



Owner - Transaction details

T-Mobile
9:41 AM
100%
Marcus Thompson
Colliers International
Profile Video profile Homes sold (21) Reviews (8)
Agent offer to sell your home
Estimated cash at close
$29,375 Your terms
$20,089 Agent terms
You'll earn $9,286 less with this agents terms

Marketplace
Owner defines fees
Agents compete for listings
Broker pays 15% referral fee
Listing for 732 Caspian Way
$5,411

Marketplace

Images are prototype screens. App is still currently under development.

Housa is a platform that supports homeowners by **letting them create their own terms** and engage with private agents and brokers for better deals. Plus, Housa offers a cash-back security token to sellers and agents for using our platform, product and services.

The housing market should work for everyone. With your help, we will

The housing market should work for everyone. With your help, we will make that happen.

The Offering

Investment: **Common Units, deliverable in the token form ("HOUSA Tokens") & HOUSE Tokens**

$0.10 per Common Unit, deliverable in the token form ("**HOUSA Tokens**")
When you invest you are betting the company's future equity value will exceed $11M.

Perks

The Offering includes one (1) "**HOUSE Token**" for every $0.10 invested. In addition, the following bonuses will apply:

Invest $1,000-$4,999: You will receive a bonus of 5 "HOUSE Tokens" per Common Unit purchased

Invest $5,000 - $9,999: You will receive a bonus of 10 "HOUSE Tokens" per Common Unit purchased

Invest $10,000+: You will receive a bonus of 15 "HOUSE Tokens" per Common Unit purchased;
and you are granted first right of refusal to sell HOUSE Tokens to allow access to platform services
(i.e industry professionals wanting to advertising on the platform, must purchase HOUSE Tokens from token holders).

Additional HOUSE Token bonus **to early investors**, including any volume bonus noted above:

Invest within the **first seven (7) days** of the Offering = 10% additional HOUSE Token bonus
Invest within the **first fourteen (14) days** of the Offering = 6% additional HOUSE Token bonus
Invest within the **first twenty one (21) days** of the Offering = 3% additional HOUSE Token bonus

After the first three (3) weeks (21 days), no "Additional HOUSE Token bonus" will be applied.
The volume-based perks will still apply throughout the entire Offering.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.
See Offering Summary below for additional terms.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

HOUSA Tokens

Description: HOUSA Tokens will represent a single common unit of the Company, with rights, preferences, privileges, and restrictions as designated in the Operating Agreement and attached as an Exhibit to the Offering Document. HOUSA Tokens will be issued on the Ethereum Blockchain.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive shares in book-entry form.

HOUSE Tokens

Description: The token that investors will receive as a perk will be the Ethereum ERC-20 HOUSE Token. HOUSE Tokens are key to our smart contract and incentive strategy. We are rewarding all users of the Housa real estate platform and will incentivize all participants in the home searching, buying, and selling process. These, and other actions, are opportunities to earn HOUSE tokens as rewards that will be tradable and utilized on the Housa real estate platform as a form of payment for services as these features are developed. Advertisers, including but not limited to brands, real estate brokers, agents, lenders, inspectors, and title companies, will be able to purchase HOUSE tokens in order to gain access to advertising, sponsorship, and content services on the Housa real estate platform. Our research and development efforts have identified Ethereum as our initial blockchain platform and we may migrate to another blockchain platform to effectively serve the needs of our platform and user community as needed.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.


$29,375
$250,000
$5,625
$215,000
Create listing
housa
Profit control
for homeowners, more
options for agents
Powered by Blockchain

How Does Housa Work?

Housa starts with the core of the real estate market: **the home seller.**


Enter address
732 Caspian Way Grand Prairie, Tx 75052
Home sale price
$250,000
$200,000
$300,000

Sellers begin by feeding their home's details into our listing tools. As the tools compare market data to your home's size, location, and other metrics, the Housa

size, location, and other metrics, the Housa recommendation engine will return suggestions for the terms and commission structures to sell their house.

Once the seller is happy with the terms they can publish the listing to the platform for agents and brokers to bid on the opportunity to represent the homeowner in selling the home on the open market.

Homebuyers come to our platform to find houses at the right price in the right area and from the right person. Home sellers come to our platform with the desire to have more control of the commission and price they will get for their home when they sell.





Now agents have an opportunity to compete for **"ready to sell" homes, not leads.**

Once the listing is published to the marketplace, agents have access to the fee structure and desired price the seller is willing to accept.

With the commission laid out, agents can then respond to offers, adjust terms, reply with marketing strategies, and select the right opportunities for them to list on the open market, offering their own deals to their respective



networks.

For brokers and agents, Housa will act as a data network and lead generator. Membership is monthly and all documentation is handled over the blockchain with smart contracts ensuring that everything is handled securely and with transparency.


Agent
Cash at close
Valerie Alhmady
Century 21
Deal match
Home price $250,000
2.25% fee $5,625
$29,735
Marcus Thompson
Colliers International
Home price $240,500
2.25% fee $5,411
$20,089
Cheryl Brown
Remax
Deal match
Home price $250,000
2.25% fee $5,625
$29,375
Agree to terms
Review your options from the comfort of any device…you decide.
housa

Images are prototype screens. App is still currently under development.

For sellers, Housa is the ultimate companion.


Estimated cash at close
$29,375 Your terms
$20,089 Agent terms
You'll earn $9,286 less with this agents terms

The platform's advanced listing tools and recommendation engine provide targeted, intelligent suggestions based on home info provided and market data.

This lets sellers set their own terms and save money in the process.


T-Mobile
9:41 AM
100%
2900 McKinnon St #2605
4bd/3ba 3,255 sqft
$825,000



See how you can
earn up to $2,305*
Learn more
Search
Dallas, Tx
View incentives
$805,000
2900 McKinnon St #2605
2bd/2.5ba 1,567 sqft
Dallas, Tx
Earn up to
2% rebate
Dallas, Tx
Earn up to
$1,000 towards
closing costs
Michael & Terry Smith
Century 21
Contact Seller

And buyers can earn cash back rewards while searching and buying their home.



House token
Qty 26,665
$3,199.80
$0.12 (+1.94%)
You've earned a total of
26,665 House tokens
Signed docs
September 13, 2018
+ 500
26,665 House
Sent House Token
To external wallet address
- 8,935
26,165 House
Listed home to sell
10% of home price
+ 35,000
35,100 House
Created account
October 19, 2018
+ 100
100 House

For buyers, Housa is an online real estate listing that connects them to the new home of their dreams.

Buyers can search by price, location, and other standard housing tools, but can also access information about houses sold by specific agents or under specific terms. It gives homebuyers the best set of tools in the business to find their perfect house.

Housa allows you to earn cash back rewards even before you buy a home. Creating an account, referring friends, contacting homeowners & agents, are all earning opportunities.

Instead of paying for ads, we pay our users to help us promote and grow the platform.

For service providers, access to traditional and next gen real estate consumers.

As the popularity and daily active users of the platform evolves, we will begin to offer opportunities for industry professionals to purchase advertising, native content, and sponsorship opportunities. Service providers can use earned tokens or buy from token holders on exchanges to purchase services on the platform. Housa is preparing for the next generation home buyer and creating new experiences and opportunities to connect to a modern, tech-savvy, digital native buying audience.





Unlock advertising
Advertisers
Token
Holders
Need an agent to help you buy?
Allison Griswold
Century 21
4.2
Let's talk
Michael & Terry Smith
Century 21
4.2
Let's talk
Get Pre-qualified - Bank Loan
Pay with Bitcoin (Save 2.5%)

To advertise on platform **must use tokens**
Tokens **to be acquired from token holders** (or pay +20%)

Blockchain, a technology evolution for the masses.

We believe there's no better way to bring real estate into the 21st century than with the power of blockchain. Blockchain enables better transactional transparency and security through automated immutable smart contracts and security tokens. Blockchain will be the best way to bring together the tools people need to sell their houses with the new decentralized future.

Development Stage

Housa currently has teams focused of various aspects of the platform and services. Our engineering and blockchain developers are currently researching and solving different technology integrations to identify the most efficient and cost effective blockchains (Ethereum, EOS, etc.) to allow us to drive costs down. Our UX design and front end engineers are working on seamlessly integrating the blockchain interfaces into a more friendly consumer experience.

Our team has been working on our online real estate search capabilities and we have successfully built out the ability to ingest MLS data into our databases and into the UI of the application. We currently have a working desktop, mobile, and android prototype with live property data, search, mortgage calculators, integration with Coinbase APIs, and account creation functionality using OAuth 2.0, the industry standard protocol for authorization.

Our blockchain integrations have been progressing very well as the team has setup up the servers that sync local data with test nodes,
verified transactions and certificate validation from Ethereum sites, as well as built out backend environments to create and verify smart contracts. Our team has successfully executed a key aspect of our decentralized storage strategy with the implementation of IPFS. This protocol and network helps us move closer towards peer-to-peer storage and sharing large amounts of data with transaction verification via blockchain.



Platform and blockchain development to date

   

Server setups	**Blockchain dev**	**Smart contracts**	**APIs and UX**
Setup server, database and Python environments	Blockchain server that syncs the local data with test nodes	Backend environment to create and verify smart contracts	Created login, signup based on Coinbase API with SSO
Blockchain server that syncs the local data with test nodes	Transactions verified and certificates validated from Ethereum sites.	Tested, created and validated certificate using block cert	Created UX workflows, interaction designs, and prototypes

Roadmap and Timelines

The remainder of 2018 will be focused on refining the online home search platform, MVP of our seller marketplace, and communication tools. We are pushing towards private beta release early Q1 2019 in order to gain insights and research from our targeted user community made up of both brokers, agents, and homeowners.

Q4, 2018
- Finalize blockchain integrations and R&D
- Build out home listing recommendation engine
- Build out home owner profit calculation tools
- Build out chat and messaging communication tools
- Build out v1.0 Seller Marketplace
- Build out v1.0 Online Home Search
- Develop Smart Contracts for agent referral fee

Q1, 2019
- Private beta release of v1.0 Seller Marketplace and Online Home Search
- Build out and grow our MLS broker network in key markets across U.S.

Q2, 2019
- Development and integration of Rewards Engine. Data algorithms to be utilized for token allocation and cash back rewards for platform usage.

Q3, 2019
- Integrated Advertising across consumer facing product to unlock advertising access for industry professionals.

Q4, 2019
- Refine product prep for Q1 2020 launch


Day 13/30
Progress Tracker
T-Mobile
9:41 AM
100%
Progress Tracker
The purchase of 732 Aldeberan Ct is on schedule
Day 13/30
$805,000
732 Aldeberan Ct
3bd/2ba 2,450 sqft
Dallas, Tx
Day 13/30
Docs to be signed
Transaction details
Your team (5)
Document vault (8)
Know exactly where you are in the home buying process
housa

Invest in Housa today. Invest in the future of real estate.

Housing is one of the fundamental necessities of life. Everyone needs a house, real estate is never going to go away. But it doesn't do its job right now. Too few people at the top control too great a percentage of the market and it simply doesn't work for consumers and individuals. It is broken and it needs to be fixed and made ready for the future.

We created Housa to **set the real estate market right and return the power back to the hands of the people** who need and deserve it, homeowners. We also created Housa so that even the smallest agent or broker could stand beside the biggest and compete just the same. We created Housa to make housing better for everyone.

This is your chance to make that a reality.

Meet Our Team

Meet Our Team







Corwin Stone
Co-Founder, CPO

For nearly 25 years now Corwin has built and lead global design teams creating innovative experiences for enterprise, consumer, and SaaS products. He is a business leader who drives conversions and revenue across mobile, enterprise, and consumer facing experiences that power billions of transaction worldwide.

Kirpal Singh
Co-Founder, CTO

Over 20 years of building highly scalable, fast and efficient consumer and enterprise applications. Kirpal brings deep experience in agile product design and development for SaaS, PaaS, and open-source software services. He manages and leads cross functional teams both internationally and domestic.

Jason Walker
Co-Founder, CBDO

More than 20 years of combined experience in finance, real estate investment, sales, and commercial leasing. Moreover, Jason's track record and experience as a successful property investor/owner, provides the team with first-hand knowledge of the industry from every aspect of the transaction.



Pietar Grohn
Legal Counsel



Kumar Ravi
Backend Developer



Megan Tilton
Ux/Front End Engineer



Mridu Dixit
Blockchain Developer



Wasi Abbas
Backend Developer



Hollis Harris
Ux/Front End Engineer

Offering Summary

Type of Security Offered: Common Units, deliverable to the purchaser in the form of tokens ("Housa Token") Each Housa Token equals one (1) unit of the Company's Common Units.

Purchase Price of Security Offered: $0.10 per Housa Tokens

Size of Offering:

A maximum of 10,000,000* Common Units, deliverable as Housa Tokens for an maximum aggregate purchase price of $1,000,000

*Subject to adjustment for bonus shares. See 10% Bonus below

A minimum of 100,000 Common Units, deliverable as Housa Tokens for an a minimum aggregate purchase price of $10,000

Minimum Investment Amount (per investor): $350.00

Perks*

The Offering includes one (1) "House token" for every $0.10 invested. House tokens are the primary medium for exchange and basis for smart contracts on the Housa real estate platform.

In addition, the following House token bonuses will apply to investments:

- **Invest $1,000-$4,999:** You will receive a bonus of 5 House tokens per $0.10 invested.
- **Invest $5,000 - $9,999:** You will receive a bonus of 10 House tokens per $0.10 invested.
- **Invest $10,000+:** You will receive a bonus of 15 House tokens per $0.10 invested; and you are granted first right of refusal to sell House tokens to allow access to platform services (i.e industry professionals wanting to advertising on the platform, must purchase House tokens from token holders).

Additional House token bonus to early investors, including any volume bonus noted above:

- Invest within the first seven (7) days of the Offering = 10% additional House token bonus
- Invest within the first fourteen (14) days of the Offering = 6% additional House token bonus
- Invest within the first twenty one (21) days of the Offering = 3% additional House token bonus

After the first three (3) weeks (21 days), no "Additional House token bonus" will be applied. The volume-based perks will still apply throughout the entire Offering.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.


Terms of Tokens


HOUSA Tokens (representing Common Units)

Description: Each Housa Token will represent a single Common Unit of the Company, with rights and preferences as designated in the Company operating agreement and summarized in the Offering Document.

- **Blockchain:** Ethereum
- **Exchanges:** Housa Tokens are intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** None, except as required by law
- **Restrictions on Transfer:** 1 year from date of purchase
- **Distribution Rights to Members:** Yes, as designated in the Company operating agreement
- **Redemption Rights:** None
- **Other:**
  - **Right of First Refusal:** If a Member desires to sell, transfer or otherwise dispose of all or any part of their interest in the Company, such Member (the "Selling Member") shall first offer to sell and convey such interest to the other Members of the Company before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity. Such offer shall be in writing, shall be given to every other Member, and shall set forth the interest to be sold, the purchase price to be paid, the date on which the closing is to take place (which date shall be not less than thirty (30) days nor more than sixty (60) days after the delivery of the offer), the location at which the closing is to take place, and all other material terms and conditions of the sale, transfer or other disposition.

Please see Offering Document for a complete set of rights and preferences.

House tokens

Description: The House token that investors will receive as a perk will be the Ethereum ERC-20 House token. House tokens are key to our smart contract and incentive strategy. We are rewarding all users of the Housa real estate platform and will incentivize all participants in the home searching, buying, and selling process. These, and other actions, are opportunities to earn House tokens as rewards that will be tradable and utilized on the Housa real estate platform as a form of payment for services as these features are developed. Advertisers, including but not limited to brands, real estate brokers, agents, lenders, inspectors, and title companies, will be able to purchase House tokens in order to gain access to advertising, sponsorship, and content services on the Housa real estate platform. Our research and development efforts have identified Ethereum as our initial blockchain platform and we may migrate to another blockchain platform to effectively serve the needs of our platform and user community as needed.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Possible; if scaling or limitations require
- **Expected Network Launch date:** Q4 2019
- **Total amount of House tokens authorized for creation:** 500,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 0
  - **Will they be listed on Exchanges:** Our intent is to list the House tokens on popular centralized and/or decentralized exchanges.

- **if so, which:** Acceptance on exchanges may vary, however, we intend to be listed on exchanges such as Binance, Bittrex, IDEX, OpenLedger, or similar.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from purchase
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger-based business model nor a blockchain-based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Housa Tokens and the House tokens, since they will trade independently.

No Sales in New York: Because the House tokens being included as perks may be viewed as "virtual currencies" under the laws of the State of New York, we are not offering the securities to investors in New York. No Investor who (i) resides, (ii) is located, (iii) has a place of business, or is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

<u>The 10% Bonus for StartEngine Shareholders</u>

Housa, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 1,000 Common Units at $0.10 / unit, you will receive 1,100 Common Units, meaning you'll own 1,100 shares for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative; Any expense labeled "Travel and Entertainment"; Vendor payments; Any expense labeled "Administrative Expenses" not strictly for administrative purposes; Inter company debt or back payments

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Housa to get notified of future updates!

Follow Housa to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

About
Blog
About Us
FAQ

Connect
Facebook
Twitter
Careers
LinkedIn
Instagram
Press Inquiries

Join
Raise Capital
Become an Investor

Legal
Terms of Use
Privacy Policy
Disclaimer



Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

OPERATING AGREEMENT

OF

HOUSA LLC

(a Texas limited liability company)

This Amended and Restated Operating Agreement of Housa LLC, a limited liability company that was formed in the State of Texas on July 20, 2018, hereinafter known as the "Company" is entered into as of December 18, 2018 by each of the "Member(s)" listed on Exhibit A of this Agreement.

The Company has been formed as a limited liability company under and pursuant to the Texas Limited Liability Company Act (the "Act") and the Members previously entered into that certain Operating Agreement of the Company dated as of July 24, 2018 by and among the Company and the Members listed on Exhibit A attached thereto (the "Original Agreement").

The Members now wish to amend and restate the Original Agreement by entering into this Agreement, pursuant to which the Members intend that the Company continue to be operated henceforth as a limited liability company pursuant to the terms of this Agreement.

Therefore, the Members hereby agree as follows:

1. Name and Principal Place of Business

The name of the Company is Housa, LLC with a principal place of business at 325 N. Saint Paul Street, Suite 3100, Dallas, Texas, 75201. The mailing address shall be the same address as the principal office location.

2. Registered Agent

The name of the Registered Agent is United States Corporation Agents, Inc. with a registered office located at 9900 Spectrum Drive, Austin, Texas, 78717-4555. This may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of Texas.

3. Formation

The Company was formed on July 20, 2018, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the Act.

4. Purpose

The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

5. Term

The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

6. Capital Contributions and Common Units

One Hundred percent (100%) of the membership interest in the Company is represented by One Hundred Ten Million Seven Hundred Thousand (110,700,000) Common Units. Ten Million Seven Hundred Thousand (10,700,000) of the Common Units are designated as "Housa Tokens." Housa Tokens shall have the same rights and obligations as Common Units; provided that the Housa Tokens shall have no voting or redemption rights.

The names of all Members, the number of Common Units and/or Housa Tokens held by each Member, and each of Member's respective addresses, and initial Capital Contributions, are set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

The Manager(s) have authority, in accordance with the provisions of the Company's operating agreement, and without action by the Members, to designate and issue all or any portion of Common Units, and to determine the voting rights, preferences, privileges and restrictions, including distribution rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of units constituting any series in the designation of such series.

7. Distributions

For purposes of this Agreement "net profits" and "net losses" mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

The term "Cash Receipts" shall mean all Cash Receipts of the Company from whatever source derived, including without limitation capital contributions made by the Member(s); the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

The term "Capital Transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds are attributable to capital.

The "Capital Account" for each Member shall mean the account created and maintained for the Member(s) in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv).

The term "Members' Percentage Interests" shall mean the percentages set forth with the name of each Member.

During each quarterly period the net profits and net losses of the Company (other than from Capital Transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Member(s) in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members in proportion to the Members' Percentage Interests. The net losses of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to the extent that the balance in the capital accounts of any Member(s) are in excess of their original contributions, to such Members in proportion to the excess balances until all such excess balances have been reduced to zero; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

The Cash Receipts of the Company shall be applied in the following order of priority: (a) to the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Member(s), costs of the construction of the improvements to the assets of the Company and operating expenses of the Company; (b) to the payment of interest and establishment of cash reserves determined by the Member(s) to be necessary or appropriate, including without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and contingencies; and (d) to the repayment of any loans made to the Company by any Member(s). Thereafter, the Cash Receipts of the Company shall be distributed among the Members as hereafter provided.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts of the Company, other than from Capital Transactions, shall be allocated among the Member(s) in proportion to the Members' Percentage Interests.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts from Capital Transactions shall be allocated in the following order or priority: (a) to the Member(s) in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

It is the intention of the Member(s) that the allocations under this Agreement shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions thereof. If Section 704 or the Regulations at any time require that limited liability company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein.

8. Books, Records and Tax Returns

The Member(s), or their designees, shall maintain complete and accurate records and books of the Company's transactions in accordance with generally accepted accounting principles.

The Company shall furnish each Member, within seventy-five (75) days after the end of each fiscal year, an annual report of the Company including a balance sheet, a profit and loss statement a capital account statement; and the amount of such Member's share of the Company's income, gain, losses, deductions and other relevant items for federal income tax purposes.

The Member(s) intends that the Company shall be taxed as a Partnership in accordance with the provisions of the Internal Revenue Code. The Company shall prepare all Federal, State and local income tax and information returns for the Company, and shall cause such tax and information returns to be timely filed. Within seventy-five (75) days after the end of each fiscal year, the Company shall forward to each person who was a Member during the preceding fiscal year a true copy of the Company's information return filed with the Internal Revenue Service for the preceding fiscal year.
All elections required or permitted to be made by the Company under the Internal Revenue Code, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code for all purposes permitted or required by the Code, shall be made by the Company by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests.

Upon request, the Company shall furnish to each Member, a current list of the names and addresses of all of the Member(s) of the Company, and any other persons or entities having any financial interest in the Company.

9. Bank Accounts

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member(s) from time to time may designate.

10. Management of the Company

The business and affairs of the Company shall be conducted and managed by a Manager(s) in accordance with this Agreement and the laws of the State of Texas.

Except as expressly provided elsewhere in this Agreement, all decisions respecting the management, operation and control of the business and affairs of the Company and all determinations made in accordance with this Agreement shall be made by a Manager(s) of the Company

Notwithstanding any other provision of this Agreement, the Members shall not, without the prior authorization of over fifty percent (50%) of the Members' ownership-interest in favor to sell, exchange, lease, assign or otherwise transfer all or substantially all of the assets of the Company; sell, exchange, lease (other than space leases in the ordinary course of business), assign or transfer the Company's assets; mortgage, pledge or encumber the Company's assets other than is expressly authorized by this Agreement; prepay, refinance, modify, extend or consolidate any existing mortgages or encumbrances; borrow money on behalf of the Company; lend any Company funds or other assets to any person; establish any reserves for working capital repairs, replacements, improvements or any other purpose; confess a Judgment against the Company; settle, compromise or release, discharge or pay any claim, demand or debt, including claims for insurance; approve a merger or consolidation of the Company with or into any other limited liability company, corporation, partnership or other entity; or change the nature or character of the business of the Company.

The Members shall receive such sums for compensation as Members of the Company as may be determined from time to time by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

11. Meetings of Members

The annual meeting of the Members shall be held on the 15th of January (day/month) at the principal office of the Company or at such other time and place as the Members determine, for the purpose of transacting such business as may lawfully come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

The Members may by resolution prescribe the time and place for the holding of regular meetings and may provide that the adoption of such resolution shall constitute notice of such regular meetings.

Special meetings of the Members, for any purpose or purposes, may be called by any Members (or such other number of Members as the Members from time to time may specify).

Written or electronic notice stating the place, date, and time of the meeting, the means of electronic video screen communication or transmission, if any, and describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be.

At any meeting of the Members, the presence of Members holding a majority of the Members' Percentage Interests, as determined from the books of the Company, represented in person or by proxy, shall constitute a quorum for the conduct of the general business of the Company. However, if any particular action by the Company shall require the vote or consent of some other number or percentage of Members pursuant to this Agreement, a quorum for the purpose of taking such action shall require such other number or percentage of Members. If a quorum is not present, the meeting may be adjourned from time to time without further notice, and if a quorum is present at the adjourned meeting any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less a quorum.

At all meetings of the Members, a Member may vote by proxy executed in writing by the Member or by a duly authorized attorney-in-fact of the Member. Such proxy shall be filed with the Company before or at the time of the meeting.

A Member of the Company who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless the dissent of such Member shall be entered in the minutes of the meeting or unless such Member shall file a written dissent to such action with the person acting as the secretary of the meeting before the meeting's adjournment. Such right to dissent shall not apply to a Member who voted in favor of such action.

Unless otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Members entitled to vote with respect to the subject.

Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be vote upon. Participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

12. Assignment of Interests

Except as otherwise provided in this Agreement, no Member or other person holding interest in the Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of their interest in the Company, including without limitation, the capital, profits or distributions without the vote consisting of the majority Members' ownership percentage interest in the Company.

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership or other entity as to which the Company has permitted to the assignment of such interest in the allocations and distributions of the Company in accordance with Section 14 of this Agreement. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled, unless such permitted assignee applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

The Members agree that a Member may voluntarily withdraw from the Company only with the approval, vote, or consent consisting of the majority Members' ownership percentage interest. Unless the withdrawing member's ownership interest was sold it shall be transferred to the remaining Member(s) in the Company at the same ownership interest percentage ratio that exists at the time of withdrawal. After being removed from the Company the withdrawing Member shall be unequivocally released from any legal or financial liability that is related to the Company unless otherwise agreed upon.

An assignment, pledge, hypothecation, transfer or other disposition of all or any part of the interest of a Member in the Company or other person holding any interest in the Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer or other disposition of all or any part of the interest of any Member permitted under this Agreement shall be binding upon the Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Company, has been delivered to the Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combine with other transactions, would result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Company that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable Federal and State securities laws. No interest in the Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be insane or incompetent.

Notwithstanding anything to the contrary contained in this Agreement, the Manager may prohibit any proposed Transfer by a Member or Holder of its Units if, in the opinion of legal counsel to the Company, such proposed Transfer would require the filing of a registration statement under the Securities Act by the Company or would otherwise violate any federal or state securities laws or regulations applicable to the Company, and no proposed Transfer by a Member or Holder of its Membership Interest, Economic Interest or Units may be made to any Person if: (i) in the opinion of legal counsel for the Company, it would result in the Company being treated as anything other than a partnership for United States federal income tax purposes; (ii) such proposed Transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the regulations promulgated thereunder; or (iii) such proposed Transfer would result in the Company being regulated under the Investment Company Act.

Anything herein contained to the contrary, the Company shall be entitled to treat the record holder of the interest of a Member as the absolute owner thereof, and shall incur no liability by reason of distributions made in good faith to such record holder, unless and until there has been delivered to the Company the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Company to establish to the satisfaction of the Company that an interest has been assigned or transferred in accordance with this Agreement.

13. Right of First Refusal

If a Member desires to sell, transfer or otherwise dispose of all or any part of their interest in the Company, such Member (the "Selling Member") shall first offer to sell and convey such interest to the other Members of the Company before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity. Such offer shall be in writing, shall be given to every other Member, and shall set forth the interest to be sold, the purchase price to be paid, the date on which the closing is to take place (which date shall be not less than thirty (30) days nor more than sixty (60) days after the delivery of the offer), the location at which the closing is to take place, and all other material terms and conditions of the sale, transfer or other disposition.

Within fifteen (15) days after the delivery of said offer the other Members shall deliver to the Selling Member a written notice either accepting or rejecting the offer. Failure to deliver said notice within said fifteen (15) days conclusively shall be deemed a rejection of the offer. Any or all of the other Members may elect to accept the offer, and if more than one of the other Members elects to accept the offer, the interest being sold and the purchase price therefore shall be allocated among the Members so accepting the offer in proportion to their Members' Percentage Interests, unless they otherwise agree in writing.

If any or all of the other Members elect to accept the offer, then the closing of title shall be held in accordance with the offer and the Selling Member shall deliver to the other Members who have accepted the offer an assignment of the interest being sold by the Selling Member, and said other Members shall pay the purchase price prescribed in the offer.

If no other Member accepts the offer, or if the Members who have accepted such offer default in their obligations to purchase the interest, then the Selling Member, within one-hundred and twenty (120) days after the delivery of the offer, may sell such interest to any other person or entity at a purchase price which is not less than the purchase price prescribed in the offer and upon the terms and conditions which are substantially the same as the terms and conditions set forth in the offer, provided all other applicable requirements of this Agreement are complied with. An assignment of such interest to a person or entity who is not a Member of the Company shall only entitle such person or entity to the allocations and distributions to which the assigned interest is entitled, unless such person or entity applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

If the Selling Member does not sell such interest within said one-hundred and twenty (120) days, then the Selling Member may not thereafter sell such interest without again offering such interest to the other Members in accordance with this Agreement.

14. Admission of New Members

The Company may admit new Members (or transferees of any interests of existing Members) into by the purchase of another Member's ownership interest and a vote for adding the new Member consisting of the majority Members' ownership percentage interest in the Company.

As a condition to the admission of a new Member, such Member shall execute and acknowledge such instruments, in form and substance satisfactory to the Company, as the Company may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member to be bound by all of the terms, covenants and conditions of this Agreement, as the same may have been amended. Such new Member shall pay all reasonable expenses in connection with such admission, including without limitation, reasonable attorneys' fees and the cost of the preparation, filing or publication of any amendment to this Agreement or the Articles of Organization, which the Company may deem necessary or desirable in connection with such admission.

No new Member shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Company. The Company may make pro rata allocations of income, losses or expense deductions to a new Member for that portion of the tax year in which the Member was admitted in accordance with Section 706(d) of the Internal Revenue Code and regulations thereunder.

In no event shall a new Member be admitted to the Company if such admission would be in violation of applicable Federal or State securities laws or would adversely affect the treatment of the Company as a partnership for income tax purposes.

15. Sale of Company

The sale of the Company, either partially or in its entirety, shall only be approved by over fifty percent (50%) of the Members' ownership-interest. Any purchase agreement that is presented to the Company shall be reviewed by up to fifteen (15) days by the Members and put up to a vote within a seven (7) day period thereafter. At the option of any Member the vote may be delayed by up to thirty (30) days to review the details of the purchase.

If an agreement to sell the Company is approved by the Members, then all sale proceeds shall first be paid to the debt of the Company unless the Buyer is accepting some or all of the debt as part of the purchase. All remaining proceeds shall be dispersed in relation to each Member's percent ownership-interest in the Company.

16. Withdrawal Events

In the event of the death, retirement, withdrawal, expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company pursuant to the Statutes (each of the foregoing being hereinafter referred to as a "Withdrawal Event"), the Company shall terminate sixty (60) days after notice to the Members of such withdrawal Event unless the business of the Company is continued as hereinafter provided.

Notwithstanding a Withdrawal Event with respect to a Member, the Company shall not terminate, irrespective of applicable law, if within aforesaid sixty day period the remaining Members, by the unanimous vote or consent of the Members (other than the Member who caused the Withdrawal Event), shall elect to continue the business of the Company.

In the event of a Withdrawal Event with respect to a Member, any successor in interest to such Member (including without limitation any executor, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interests of such Member in the Company, other than the allocations and distributions to which such Member is entitled, unless such successor in interest is admitted as a Member in accordance with this Agreement.

An "event of bankruptcy or insolvency" with respect to a Member shall occur if such Member: (1) applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of their assets; or (2) makes a general assignment for the benefit of creditors; or (3) is adjudicated a bankrupt or an insolvent; or (4) files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against them in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or (5) takes any action for the purpose of effecting any of the foregoing; or (6) an order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall continue unstated and in effect for thirty (30) days.

17. Dissolution and Liquidation

The Company shall terminate upon the occurrence of any of the following : (i) the election by the Members to dissolve the Company made by over fifty percent (50%) of the Members' ownership-interest; (ii) the occurrence of a Withdrawal Event with respect to a Member and the failure of the remaining Members to elect to continue the business of the Company as provided for in this Agreement above; or (iii) any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

The liquidation of the Company shall be conducted and supervised by a person designated for such purposes by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (1) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members; (2) to the payment of debts and liabilities to Members; (3) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to licensed attorney to hold in escrow for a period of two years for the purpose of payment of any liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as provided; (4) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (5) to the Members in proportion to the Members' Percentage Interests.

The liquidation shall be complete within the period required by Treas. Reg. Section 1.704-1(b)(2)(ii)(b).

Upon compliance with the distribution plan, the Members shall no longer be Members, and the Company shall execute, acknowledge and cause to be filed any documents or instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company pursuant to the Statutes.

18. Representation of Members

Each of the Members represents, warrants and agrees that the Member is acquiring the interest in the Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is of legal age; if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its State of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this Agreement by the Member does not conflict with, and will not result in any breach of, any law or any order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any State or other governmental authorities, as the same may be amended.

19. Notices

All notices, demands, requests or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Company, at the principal place of business of the Company designated by the Company; and (b) if to any Member, to the address of said Member first above written, or to such other address as may be designated by said Member by notice to the Company and the other Members pursuant to this Agreement.

20. Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the city in which the principal place of business of the Company is then located, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in a court of competent jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and attorneys' fees, except that in the discretion of the arbitrator any award may include the attorney's fees of a party if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic or in bad faith.

21. Amendments

This Agreement may not be altered, amended, changed, supplemented, waived or modified in any respect or particular unless the same shall be in writing and agreed to by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests. No amendment may be made to Articles that apply to the financial interest of the Members, except by the vote or consent of all of the Members. No amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

22. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Texas. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

This Agreement, and any amendments hereto may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

[Signature page follows]

IN WITNESS WHEREOF, the Member(s) have executed this Agreement on December 18, 2018.

The Member(s) of Housa, LLC



_____
Corwin Stone



_____
Kirpal Singh



_____
Jason Walker

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement.

Member Name and Address	Capital Contribution	Common Units	Housa Tokens	% Ownership of Issued and Outstanding	% Ownership on a Fully Diluted Basis
Corwin Stone 732 Caspian Way Grand Prairie, Texas 75052	n/a	33,333,334		33.33%	30.11%
Jason Walker 2711 Explorador Grand Prairie, TX 75054	n/a	33,333,333		33.33%	30.11%
Kirpal Singh 736a Evergreen Ave. Brooklyn, NY 11207	n/a	33,333,333		33.33%	30.11%
Authorized, but Unissued Housa Tokens			10,700,000		9.67%
Total:		100,000,000	10,700,000	100.00%	100.00%